Filing by Virtus ETF Trust II pursuant to Rule 425 under the Securities Act of 1933, and deemed filed under Rule 14a-12(b) under the Securities Act of 1934.
Subject Company: Advisor Managed Portfolios (SEC File No. 811-23859)

April 2026

Conversion of the Zevenbergen Mutual Funds into Exchange Traded Funds

After careful consideration, Zevenbergen Capital Investments LLC (ZCI) has made the decision to convert the Zevenbergen mutual funds into exchange-traded funds (ETFs). We believe this transition is in the best interest of shareholders and will meaningfully enhance the long-term beneﬁts of the strategies you are invested in, while preserving everything that matters most: the investment philosophy, portfolio management process, and the ZCI team you know and trust.

You will receive materials in the coming weeks regarding a shareholder vote on the conversion. We are providing some questions and answers below to help you understand the process and what it means for your shares.

How are ETFs diﬀerent than mutual funds?

The ETF vehicle oﬀers advantages to our style of investing that, we believe, will be beneﬁcial to shareholders. Both are pooled investment vehicles, but they diﬀer in structure and mechanics. ETFs tend to be more tax-eﬃcient, as their unique creation and redemption process typically generates fewer capital gains distributions, and they generally carry lower operating expenses. Mutual funds are priced once daily and transacted directly through the fund, while ETFs trade on a stock exchange throughout the day like individual stocks.

Is the management of the funds changing?

The investment strategies themselves are not changing. The ETFs will follow the same disciplined approach, managed by the same ZCI investment team, with the added structural advantages that come with the ETF format.

As part of this structure, ZCI will serve as subadvisor to the ETFs, rather than advisor. This change does not aﬀect our day-to-day management of your investments nor our commitment to you as a client. An aﬃliate of ZCI’s minority partner, Virtus Partners Inc., will serve as the advisor, managing the administrative and distribution aspects of the ETFs.

Will the funds change their names or tickers?

The funds’ names and tickers will change as follows:

Current Fund Name (Ticker)	Updated Fund Name (Ticker)
Zevenbergen Growth Fund (ZVNIX; ZVNBX)	Virtus Zevenbergen Innovative Growth ETF (ZINN)
Zevenbergen Genea Fund (ZVGIX; ZVGNX)	Virtus Zevenbergen Discovery Growth ETF (ZDIS)

Our team has taken this opportunity to update the product names to better communicate the segment of a company’s life cycle that each strategy emphasizes.

zci.com | 326 admiral way, suite 200, edmonds, wa 98020 | 206 682 8469

Will the conversion carry tax consequences?

The conversion will occur through a tax-free reorganization, meaning your mutual fund shares will convert into ETF shares of equal market value and your existing cost basis, without triggering a taxable event. ETFs cannot issue fractional shares, so any partial shares could be redeemed for cash, which could carry minor tax implications; however, this amount should be nominal.

Do I need to take action?

Within the next few weeks, fund shareholders will receive proxy materials requesting approval of the conversion. These materials will outline the mechanics of the reorganization, the beneﬁts of the ETF structure, and the expected timeline.

For clients whose assets are held in advisory accounts with ZCI, your accounts already have the required brokerage capabilities to undergo the conversion. For those clients for whom we vote proxies, we will vote the shares in your best interest, in accordance with our policies. Should you have questions on the process or wish to direct our team speciﬁcally on how to vote your proxy, we are glad to assist.

When is the conversion expected to occur?

If shareholders approve the conversion, it is expected to occur in late summer 2026.

ZCI is committed to ensuring a smooth transition and will provide ongoing communication throughout the process. In the meantime, please do not hesitate to reach out with questions; our team is available to help.

Thank you for your continued trust in Zevenbergen Capital.

Sincerely, The ZCI Team

zci.com | 326 admiral way, suite 200, edmonds, wa 98020 | 206 682 8469

Subject: Zevenbergen Funds - Upcoming Proxy Vote for ETF Conversion

Hi [Shareholder],

As you may have seen in a recent email or mailing, Zevenbergen Capital has kicked off the process to convert the Zevenbergen mutual funds into exchange-traded funds. We are excited about this initiative and invite you to learn more about it here: https://www.zci.com/shareholder-vote-zevenbergen-mutual-funds-to-conversion-to-exchange-traded-funds-etf/

We strongly encourage you to vote your shares and are happy to assist with any questions you may have as you review the information.

Best,

[Your Name]